C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

June 5, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated April 29, 2009 in which you provided comments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. For your convenience, we have reproduced your comments followed by our corresponding responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Valuation of Financial Instruments

1. Financial Assets, page 56

1.	As it pertains to your Level 3 financial assets, please revise your disclosure to include a quantified and narrative discussion of the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discuss how you developed the inputs you used in determining the range.

MBIA’s Response

Substantially all of our securities’ valuations are derived from prices provided by third-party sources. The majority of our valuations are provided by a pricing service and the remainder is provided by dealers who make markets in those securities owned by the

Company. As noted in the Company’s disclosures to which you reference, we review pricing assumptions, inputs and methodologies used by the pricing service for purposes of classifying securities within the three levels of the SFAS 157 fair value hierarchy and to obtain reasonable assurance that the prices used in our valuations reflect fair value.

However, while third-party prices are reviewed by our internal portfolio managers for reasonableness, we are not the source for any of the inputs or assumptions. Additionally, we do not have access to the specific models used by the third-party price providers. As a result, we are unable to quantify changes in key inputs used in the specific valuation of these assets by third parties and, therefore, are unable to provide a specific range of values around the reported fair value amounts.

Results of Operations

Summary of Consolidated Results, page 71

2.	Adjusted book value is a non-GAAP measure subject to the disclosure requirements of Item 10(e) of Regulation S-K. It appears that this non-GAAP measure excludes recurring items, such as net unrealized losses. We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that some of the items you exclude have the following attributes.

•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and

•	there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management's assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K.

MBIA’s Response

Prior to inclusion of adjusted book value (“ABV”) in the Company’s filings with the SEC on Form 10-K and Form 10-Q, the Company reviewed the applicable SEC guidance with respect to the use of non-GAAP measures in such filings. The Company believes that it complied with Item 10(e) of Regulation S-K. ABV is not a performance measure of periodic earnings but rather an indication of the intrinsic value of the Company at the reporting date, which management believes is useful to investors given the long-dated nature of contracts entered into by the Company. The unrealized gains and losses excluded from ABV do not represent non-recurring, infrequent or unusual items nor have they been disclosed as such. However, these unrealized gains and losses, whether recorded through retained earnings or accumulated other comprehensive income, represent amounts that the Company believes will reverse to zero or to an immaterial amount upon maturity or settlement of the related contracts. To the extent the Company does not believe certain unrealized gains or losses will reverse to zero, it does not eliminate such amounts from ABV. These amounts are provided in footnote (1) to the reconciliation of book value to ABV within the Company’s disclosure of ABV.

Notwithstanding the Company’s position, in order to ensure that the Company’s disclosures are not misconstrued by investors and to address your concerns about the Company’s compliance with Item 10(e) of Regulation S-K, the Company will refrain from disclosing ABV in all future periodic filings with the SEC.

Liquidity

Investments, page 115

3.	Please disclose the fair values and unrealized losses by credit rating for the Corporate Obligations and Mortgaged-backed securities in a similar fashion to the ABS table presented on page 116.

MBIA’s Response

The following tables present the fair values and unrealized losses by credit rating category of corporate obligations and mortgage-backed securities included in our consolidated investment portfolio as of December 31, 2008, which is consistent with our disclosure of asset-backed securities referred to in your comment. The Company will include these tables in future filings on Form 10-Q or Form 10-K to the extent the amounts are material to the Company’s balance sheet or results of operations.

In millions	Aaa		Aa		A		Baa		Below Investment Grade		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate Obligations	$154	$(21)	$994	$(222)	$1,191	$(222)	$506	$(192)	$9	$(21)	$2,854	$(678)

Total	$154	$(21)	$994	$(222)	$1,191	$(222)	$506	$(192)	$9	$(21)	$2,854	$(678)

In millions	Aaa		Aa		A		Baa		Below Investment Grade		Total
Mortgage Backed Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Collateralized Mortgage Obligations	$262	$(166)	$34	$(97)	$14	$(12)	$27	$(38)	$11	$(32)	$348	$(345)
Pass-Through Securities	120	(1)	—	—	—	—	—	—	—	—	120	(1)
Commercial Mortgages	16	(4)	18	(8)	—	—	14	(14)	—	—	48	(26)
Other	76	(14)	—	—	—	—	—	—	—	—	76	(14)

Total	$474	$(185)	$52	$(105)	$14	$(12)	$41	$(52)	$11	$(32)	$592	$(386)

Liquidity

Investments, page 115

4.	Please tell us how you consider the benefit of the guarantees provided by MBIA Corp. when performing your other-than-temporary impairment analysis.

MBIA’s Response

MBIA considers all sources of cash flows in evaluating if a security is other-than-temporarily impaired including credit enhancements that support the payment of amounts owed by the issuer of a security. This includes the consideration of cash expected to be provided by financial guarantors, including MBIA Corp., resulting from an actual or potential insurance policy claim.

This conclusion is largely based on communications between Association of Financial Guarantee Insurers (“AFGI”) and the SEC in January, 2006, in which AFGI presented the rationale used by financial guarantors for not extinguishing an insurance policy when a financial guarantor purchases a security it has insured. When MBIA acquires a bond guaranteed by MBIA Corp. or its affiliates, it cannot terminate the insurance policy (i.e. the guarantee is not a separate contract). Therefore, loss reserves are established to reflect all expected losses, including any expected losses resulting from payments due on securities owned by MBIA. All expected credit losses are reflected in our results as underwriting loss expense as opposed to realized investment losses (“OTTI”). We believe that the industry is generally consistent on this accounting. Please note that we have provided disclosures about securities owned and insured by MBIA in the Liquidity section of Item 7 of our Form 10-K for the fiscal year ended December 31, 2008, beginning on page 117.

Note 4: Fair Value of Financial Instruments

Valuation Techniques

Valuation Modeling of MBIA Insured Derivatives

d. Input Adjustments for Insured CMBS Derivatives in the Current Market, page 156

5.	For all input adjustments, including the nonperformance change that occurred in the third quarter, please disclose the impact on your CDS fair value calculation at the time the change was made.

MBIA’s Response

The table below summarizes each material enhancement made to the inputs during 2008 and the first quarter of 2009 and the estimated impact that the change had on the balance sheet at the time it was implemented. The impact of each change may vary materially from period to period and there may be significantly different impacts if two or more changes are considered at the same time. As a result, the changes listed below are not additive. For example, by the third quarter of 2008, there were two changes made related to the CMBS analog: (1) its initiation in the first quarter of 2008, which reduced our derivative liability by $1,217 million and (2) a modification to the duration input in the third quarter of 2008 which reduced our derivative liability by $901 million. If we analyzed the impact of no changes in CMBS inputs versus these two changes as of the third quarter of 2008, the aggregate difference would be much smaller than the sum of these two changes.

Period Implemented	Enhancement	Increase / (Decrease) in Balance Sheet Liability Fair Value (in millions)
1Q 2008	Implemented Analog CMBS Index	$(1,217)
1Q 2008	Lowered RMBS recovery rates	587
3Q 2008	Modified duration input in CMBS Analog	(901)
3Q 2008	Applied nonperformance risk to burn-through	(683)
4Q 2008	Modified calculation of tranche losses for CMBS Analog	(233)
4Q 2008	Modified weighted average life assumption for callable transactions	144
1Q 2009	Limited nonperformance by MBIA recovery rate	1,876

In addition to the material enhancements shown in the above table, several enhancements were implemented to improve the accuracy of the model that had immaterial impacts on our financial results when they were implemented. The timing of implementation and nature of these enhancements are as follows: (a) in the third quarter of 2008 we transitioned some transactions from dealer quotes to a model; (b) in the fourth quarter of 2008 we lowered CDO recovery rates, used a distribution of recovery rate assumptions, and transitioned the remaining dealer quoted transactions to a model and, (c) in the first quarter of 2009 we lowered certain ABS recovery rates and lowered CMBS recovery rates.

There were also other situations where we replaced data sources due to lack of availability of the old data source. For example, prior to the fourth quarter of 2008 we used a Citibank publication as a source for European RMBS spreads. Citibank stopped publishing that report and we began using a report published by Merrill Lynch instead. It was not possible to quantify the impact of such a change since the previous source was no longer available.

We will include disclosures about the impact of the above and future input adjustments, to the extent they are material to the fair value of our insured derivatives, in future filings on Form 10-Q and Form 10-K.

Note 4: Fair Value of Financial Instruments

Valuation Techniques

Valuation Modeling of MBIA Insured Derivatives

e. Nonperformance Risk Adjustment, page 157

6.	We acknowledge your response to prior comment 3 of your response dated March 19, 2009. Please revise to disclose how burn-through is a component of fair value for your insured derivatives. Please also revise to disclose how your fair value model incorporates your own nonperformance for CDS that have experienced burn-through. Assuming that you include your own nonperformance risk for CDS that have experienced burn-through, it is unclear how recognizing that these CDS could be paid over time resulted in a change in estimate when it appears that you would have been discounting these CDS liabilities over the term of the contract at a discount rate that incorporated your own spread.

MBIA’s Response

MBIA uses a two step modeling process to estimate the fair value of insured derivatives. In the first step, the fair value is estimated without regard to nonperformance risk. In the second step, the results of the first step are adjusted to reflect the estimated change in fair value related to the market perception of MBIA nonperformance risk. The nonperformance adjustment is based on the expected timing of the modeled payment from MBIA, MBIA’s CDS spread and, in some instances, the recovery rate assumption for MBIA. Prior to the third quarter of 2008, the model assumed that burn-through represented modeled losses already incurred and therefore the modeled payment timing was current. As a result there was no exposure period to counterparties and no nonperformance adjustment was made. This was a simplifying assumption that was appropriate given the relatively small size of the burn-through at that time.

In the third quarter of 2008, as the size of the burn-through grew, MBIA enhanced its valuation model to reflect the ability to defer modeled claim payments related to burn-through. This more complicated approach was appropriate given the growth in the amount of burn-through. When implemented, the effect of this change was a decrease in the balance sheet fair value liability of approximately $683 million.

As provided in our earlier response, the table below presents the burn-through amount for each quarter in 2008 and how that relates to the fair value on insured derivatives before considering nonperformance risk. This increased significantly in the third quarter of 2008 when the enhancement was implemented. We applied the adjustment for nonperformance risk to the cumulative balance of burn-through so the balance sheet results recorded in the third quarter of 2008 and in all subsequent quarters reflected the amounts that would have been recorded if this had always been our methodology.

In millions	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Gross Burnthrough	$32	$72	$590	$1,180	$3,476
Total unadjusted fair value of insured derivatives	4,459	12,530	12,440	12,955	21,744
Burn-through as a percent of total unadjusted fair value of insured derivatives	0.7%	0.6%	4.7%	9.1%	16.0%

In our next filing on Form 10-Q we will enhance our disclosure about our own nonperformance risk to explain how burn-through is incorporated into the fair value of our insured derivatives.

Fair Value Measurements

Level 3 Analysis, page 159

7.	For the securities that were transferred to Level 3 during 2008, please disclose the specific inputs that became unobservable.

MBIA’s Response

Substantially all of our securities’ valuations are obtained from outside providers. As part of our ongoing due diligence, MBIA reviews the information provided to us by independent price providers to understand how the pricing information has been developed and to obtain sufficient information to be able to determine the appropriate classification within the SFAS 157 fair value hierarchy. During 2008, certain valuation inputs which had previously been observable thereby supporting a Level 2 were no longer observable and prompted the reclassification of certain securities to Level 3. These inputs included spreads, prepayment speeds, yield curves observable at commonly quoted intervals, loss severities, credit risks and default rates, and market corroborated inputs.

We will enhance our disclosures in our next filing on Form 10-Q to disclose the specific causes of transfers of securities into Level 3.

Note 5: Investments, page 165

8.	You disclose that $476.5 million of securities were in unrealized loss positions that exceeded book value by greater than 50% and that you considered projected future cash flows in your determination that you would be able to recover your amortized cost. Please disclose the breakdown of these securities by class. For mortgage and asset-backed securities, please revise your disclosure to discuss the level of recent cash flows compared to the projected cash flows when the transactions were originated. In addition, disclose the assumptions used to determine the projected future cash flows in order to conclude that the securities were not other than temporarily impaired.

MBIA’s Response

The breakdown by class of securities held by MBIA in which book value exceeded market value by more than 50% as of December 31, 2008 is presented in the following table.

Class of Securities	Unrealized Loss (in millions)
Mortgage-Backed Securities	$100.6

Asset-Backed Securities	217.6

Corporate	39.1

Perpetuals	119.2

Total	$476.5

Cash flows are security specific and will be affected by the level of defaults and subsequent liquidation of collateral, as well as the availability of refinancing options. For all securities classes trading at a substantial discount to book value, a cash flow forecast is performed using collateral specific assumptions in order to determine whether any write-down of book value should be recorded during the life of the security. If so, an other-than-temporary impairment is recognized. The assumptions used in our cash flow modeling vary based on the type of collateral and the vintage of the transaction. The key inputs used in our cash flow modeling include default rates, recovery rates, prepayment speeds, and interest rates. As of December 31, 2008, based on our cash flow modeling of mortgage-backed and asset-backed securities presented in the proceeding table, we determined that our current estimate of cash flows had not significantly changed from those estimated at the time of acquisition. Therefore, we expect to recover an amount equal to the amortized cost of such securities.

For insured MBS and ABS, if a determination is made that the insurer will be unable to pay claims on a timely basis, the underlying security and collateral are subject to the analysis and process described above according to the collateral specific assumptions.

We will enhance our disclosures in our next filing on Form 10-Q to provide the breakdown by class of securities held by MBIA in which book value exceeds market value by more than 50% and provide information about cash flow assumptions used to determine that such securities are not other than temporarily impaired.

Note 14: Income Taxes

Deferred Tax Asset, Net of Valuation Allowance, page 186

9.	Please disclose the assumptions used in determining loss and loss adjustment expenses in your taxable income projection.

MBIA’s Response

Our taxable income projections used to assess the recoverability of our deferred tax asset include an estimate of future loss and loss adjustment expenses equal to the present value discount of loss reserves already recognized on the Company’s balance sheet and an estimate of loss adjustment expense which is generally insignificant. Because we establish case basis reserves on a present value basis based on an estimate of probable losses on specifically identified credits that have defaulted or are expected to default, we do not assume additional losses, with the exception of the accretion of our existing present valued loss reserves.

We will enhance our disclosures in our next filing on Form 10-Q to include the assumptions used in determining loss and loss adjustment expenses in our taxable income projections.

Note 24: Common Stock and Preferred Stock

Preferred Stock, page 214

10.	Please tell us the basis for your accounting of the CPCT facilities issued by eight trusts prior to the exercise of your put option. Please tell us what consideration was given to consolidating the trusts under FIN 46R.

MBIA’s Response

Currently, there is no clear accounting guidance that specifically governs this type of financial instrument. Guidance has been evolving and standard setters continue to issue guidance on similar instruments. However, based on the Company’s analysis, the interpretation of accounting guidance by analogy is that the put option would be precluded from being classified as an equity instrument under EITF 00-19 by the issuing entity (a consolidated subsidiary of the Company). As a result, in accordance with paragraph 9 of EITF 00-19 it would be classified as an asset or liability with changes in fair value recorded in earnings. The Company concluded that such accounting should be retained in the consolidated financial statements.

In considering EITF 00-19, the Company’s looked to the guidance found in EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock”, to determine if the put option meets the definition of "indexed solely to the issuer's own stock". Paragraph 5 states that instruments are considered indexed to a Company's own stock within the meaning of EITF 00-19 and paragraph 11(a) of SFAS 133 provided that (1) The contingency provisions are not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations, and (2) Once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock. The terms of the facilities exposed MBIA to the basis risk between floating CPS rate vs. Commercial Paper Rate or short term U.S. Government

Obligations as the premium paid to the trust for the put option was variable. Since this put option is indexed to market variables other than its own stock (basis swap and indexed to the company own stock), it did not meet equity classification under EITF 00-19. The Company concluded that since the contract did not qualify for equity classification, that the guidance within EITF 00-19 should be applied and thus mark-to-market accounting was required.

In the MBIA Inc. 2007 Form 10-K, footnote 18, we disclosed the impact on the mark as $110 million for the year ended December 31, 2007. The carrying value and the fair value of the facility as of December 31, 2007 represents the present value of the differential in the spreads between the Company’s credit default swap spreads and the yield applicable to the CPCT facility.

MBIA did not consolidate the trusts as it did not consider the put options purchased to be variable interests of the trusts. Paragraph B11 of FIN 46(R) indicates that if the entity is the writer of a written put option, those items usually will not be a variable interest of the entity.

The facilities sold equity securities through an auction system every 30 days. These proceeds were used to acquire high grade commercial paper which paid a return to the holders of the equity securities. MBIA was not an equity investor in any of the facilities at any time. MBIA’s financial interaction with the facilities was limited to the put options purchased from the facilities.

The design of these trusts was to pass through to its investors the variability incurred through its investments and written put option to MBIA. As such, MBIA concluded it did not have a variable interest in the trust.

Note 28: Subsequent Events, page 221

11.	Please revise MD&A to disclose:
•	the business purpose of establishing a separate U.S. public finance financial guarantee insurance company;
•	how the new operating structure “will facilitate both transparency of business lines and future capital raising efforts;” and
•	the expected effects of this reorganization on your future financial position, results of operations, liquidity and ability to meet your obligations.

MBIA’s Response

As we disclosed in our Annual Report on Form 10-K for the period ended December 31, 2008, MBIA announced on February 25, 2008 a plan (the “Strategic Plan”) to restructure our business as soon as feasible, with a goal of within five years. A significant component of the plan is the creation of separate legal operating entities for our public finance, structured finance and international financial guarantee businesses as well as our asset management business. The objectives behind this initiative are to provide greater resilience and financial flexibility under extreme market stress, to obtain the highest possible ratings for each business, and to create more transparency to investors and policyholders. In February 2009 we completed the first key step in the Strategic Plan with the establishment of a U.S. public finance-only financial guarantee company through the establishment of National Public Finance Guarantee Corporation (“National”) as a separately capitalized and operating U.S. public finance-only financial guarantee insurance company.

This establishment of National as a separate U.S. public finance-only financial guarantee insurance company provides MBIA with greater resilience and financial flexibility because it enables MBIA to resume writing financial guaranty insurance in the domestic public finance sector during the current market crisis. National’s separate capitalization and operations respond to the substantial issuer and investor demand that MBIA has observed for bond insurance to be provided by a monoline bond insurer devoted exclusively to public finance transactions in the United States. At the same time, by participating in the public finance bond insurance market, MBIA expects to provide lower-cost funds to public issuers and to assist in “unfreezing” the public finance and infrastructure markets.

The new operating structure also facilitates transparency for investors through the establishment of distinct business operations and discrete financial reporting through a newly created reporting segment for the U.S. public finance business. This transparency between our distinct business lines permits issuers, investors and rating agencies to separately assess each of our businesses.

By establishing a new holding company for the U.S. public finance operation, we anticipate better access to investors with interest in the specific business risks and opportunities available in the U.S. public finance sector.

The reorganization is expected to generate the writing of new business in the active U.S. public finance market once high stable ratings are achieved for the operating subsidiaries, leading to increased profitability and additional sources of liquidity for the parent to support its own operations or those of its other subsidiaries.

We will enhance our disclosures in our next filing on Form 10-Q to include the aforementioned discussion.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-K. Please call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin